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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
                                SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

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                             ATC GROUP SERVICES INC.
                           (Name of Subject Company)

                                ACQUISITION CORP.
                           ACQUISITION HOLDINGS, INC.
                            WPG CORPORATE DEVELOPMENT
                               ASSOCIATES V, L.P.
             WPG CORPORATE DEVELOPMENT ASSOCIATES V (OVERSEAS), L.P.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   0000020671
                      (CUSIP Number of Class of Securities)

                                 Wesley W. Lang
                           Acquisition Holdings, Inc.
                         c/o Weiss, Peck & Greer, L.L.C.
                               One New York Plaza
                            New York, New York 10004
                                 (212) 908-9500
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

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                                    Copy To:

                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100

     Acquisition Corp., Acquisition Holdings, Inc., WPG Corporate Development Associates V, L.P. and WPG Corporate Development Associates V (Overseas), L.P. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on December 4, 1997 and amended on December 5, 1997 and January 15, 1998 (the "14D-1"), with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of ATC Group Services Inc., a Delaware corporation, as set forth in this Amendment No. 3. Capitalized terms not defined herein shall have the meanings assigned thereto in the Offer to Purchase, attached as Exhibit (a)(1) to the 14D-1.

     Item 11. Material to be Filed as Exhibits

     (a)(10)  Press Release Issued by Acquisition Corp. on January 22, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  January 22, 1998

                                   WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.

                                   By:  WPG Private Equity Partners II, L.L.C.
                                   Title: General Partner

                                   By:     /S/ WESLEY W. LANG
                                   Name:   Wesley W. Lang
                                   Title:  Managing Member


                                   WPG CORPORATE DEVELOPMENT ASSOCIATES V
                                   (OVERSEAS), L.P.

                                   By:  WPG CDA V (Overseas), Ltd.
                                   Title: General Partner

                                   By:     /S/ WESLEY W. LANG
                                   Name:   Wesley W. Lang
                                   Title:  President


                                   ACQUISITION HOLDINGS, INC.

                                   By:     /S/ WESLEY W. LANG
                                   Name:   Wesley W. Lang
                                   Title:  President


                                   ACQUISITION CORP.

                                   By:     /S/ WESLEY W. LANG
                                   Name:   Wesley W. Lang
                                   Title:  President

                                  EXHIBIT INDEX

(a)(10)   Press Release issued by Acquisition Corp. on January 22, 1998.

FOR IMMEDIATE RELEASE

Weiss, Peck & Greer, L.L.C.
Contact:  Grace M. Protos
Vice President
MacKenzie Partners, Inc.
Tel:  (212) 929-5500

                               ACQUISITION CORP.,
                             A CORPORATION FORMED BY
                  WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.,
         ANNOUNCES EXTENSION OF TENDER OFFER FOR ATC GROUP SERVICES INC.

NEW YORK, NY, January 22, 1998. Acquisition Corp., an affiliate of Acquisition Holdings, Inc., WPG Corporate Development Associates V, L.P. and WPG Corporate Development Associates V (Overseas), L.P., announced today that it is extending its $12 per share cash tender offer, subject to the terms and conditions set forth therein, for all outstanding shares of ATC Group Services Inc. common stock until 12:00 midnight, New York City time, on Wednesday, January 28, 1998. Acquisition Corp. is extending its tender offer in order to obtain 90% of the total outstanding shares and because financing for the transaction has not been obtained at this time.

As of the close of business on Wednesday, January 21, 1998, 7,079,650 shares, representing approximately 89.2% of the total outstanding shares of ATC Group Services Inc., had been tendered and not withdrawn.

                                      # # #

Weiss, Peck & Greer, L.L.C. is a private investment firm, founded in 1970, which manages in excess of $14 billion in public equities and fixed-income securities for institutional and individual clients worldwide. In addition to its money management activities, the firm has a twenty-seven year history as an investor of equity capital in over 200 venture capital and private equity transactions. Investments of the Private Equity Group are made through affiliated funds with $230 million of committed capital.